Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alterity Therapeutics Limited
ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	The Bank of New York Mellon Corporation (BNY) and each Group Entity listed in Annexure A (Group Entity),(together BNY)
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	26/June/2026
The previous notice was given to the company on	23/April/2026
The previous notice was dated	22/April/2026

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	2,851,674,748	26.22%	59,220,794*	27.23%*
			*See Note 1 in Annexure C	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure B					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure C					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
BNY and each Group Entity	Each Group Entity is an associate of BNY pursuant to section 12(2)(a) of the Corporations Act 2001 (Cth) as each entity is directly or indirectly owned and controlled by BNY.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Bank of New York Mellon Corporation	240 Greenwich Street, New York, NY 10286 USA
Each Group Entity	240 Greenwich Street, New York, NY 10286 USA

Signature

print name	Kevin Lockhart	capacity	Attorney-In-Fact
sign here		date	29/June/2026

Annexure A

This is Annexure A of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate.

The Bank of New York Mellon Corporation is the ultimate parent company of a corporate group comprised of a large number of operating and holding companies. Details of the entities directly owned and controlled by The Bank of New York Mellon Corporation are listed below.

- The Bank of New York Mellon
- Pershing Group LLC
- Pershing LLC

print name	Kevin Lockhart	capacity	Attorney-In-Fact
9sign here		date	29/June/2026

Annexure B

This is Annexure B of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate

Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected (Ordinary Shares)	Person's votes affected
28-Apr-2026	The Bank of New York Mellon	Deposit of securities	N/A	10,500,000	10,500,000
1-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	7,500,000	7,500,000
4-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	3,000,000	3,000,000
5-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	2,580,000	2,580,000
6-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	15,900,000	15,900,000
7-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	4,500,000	4,500,000
11-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	5,850,000	5,850,000
19-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	19,500,000	19,500,000
26-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	12,000,000	12,000,000
29-May-2026	The Bank of New York Mellon	Deposit of securities	N/A	7,500,000	7,500,000
12-Jun-2026	Pershing LLC	Reverse split 50:1	N/A	(0.98 ADR = Converted (588) shares	(588)
12-Jun-2026	The Bank of New York Mellon	Reverse split 50:1	N/A	(2,881,694,066)	(2,881,694,066)
17-Jun-2026	The Bank of New York Mellon	Deposit of securities	N/A	62,700	62,700
18-Jun-2026	The Bank of New York Mellon	Deposit of securities	N/A	48,000	48,000
22-Jun-2026	The Bank of New York Mellon	Deposit of securities	N/A	240,000	240,000
26-Jun-2026	The Bank of New York Mellon	Deposit of securities	N/A	60,000	60,000

Print Name - Kevin Lockhart

Capacity - Attorney-In-Fact

Sign Here

Date - 29 June 2026

Annexure C

This is Annexure C of 2 pages referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate

Present relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
The Bank of New York Mellon (**BNYM**)	Remote Interest Held Under Deposit Agreement Relevant interest under section 608(1)(c) of the Corporations Act 2001 (Cth) arising from BNYM having the limited power to dispose of, or control the exercise of a power to dispose of, securities deposited with or held by BNYM (or its custodian or agent) in its capacity as depositary administering an ADR program for **Alterity Therapeutics Limited** (Company) under the Deposit Agreement dated January 2, 2008 between the Company, holders of American depositary receipts (ADRs) and BNYM (Deposit Agreement). [*See Note 1 below].	**59,220,782** ordinary shares
BNY (other than BNYM)	Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely BNYM) in which the voting power of each other entity in the BNY is above 20%, or that each other entity in the BNY controls. [*See Note 1 and Note 2 below]	**59,220,782** ordinary shares
Pershing LLC	Relevant interest under sections 608(1) of the Corporations Act 2001 (Cth) arising from Pershing LLC being the registered owner of the securities.	**12** ordinary shares
BNY (other than Pershing LLC)	Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely Pershing LLC) in which the voting power of each other entity in the BNY is above 20%, or that each other entity in the BNY controls. [*See Note 2 below]	**12** ordinary shares

NOTES:

***Note 1**: Of the total of **59,220,794** securities in which the BNY has a relevant interest, BNYM has a relevant interest in **59,220,782** securities as depositary for **Alterity Therapeutics Limited** ADR program administered under the Deposit Agreement. BNYM's relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting instructions for the exercise of voting rights attached to the securities. BNY's power to vote or dispose of these securities is qualified accordingly.

***Note 2**: Each Group Entity is a direct or indirect wholly owned subsidiary of BNY, the ultimate parent company. Other than BNYM in respect of **59,220,782** securities (of which BNYM's power to only dispose of **59,220,782** securities is limited – see Note 1), and Pershing LLC in respect of **12** securities, none of the BNY entities are entitled to be registered as holder of the securities and their power to vote or dispose of the securities is qualified accordingly.

print name Kevin Lockhart capacity Attorney-In-Fact

sign here [signature] date 29/June/2026